April 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bryan J. Pitko

Daniel F. Duchovny

Re:	OncoGenex Pharmaceuticals, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed April 1, 2016

File No. 033-80623

Ladies and Gentlemen:

On behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated April 8, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on April 1, 2016.

We have incorporated your comments into this response letter in bold italics and our responses are set forth below.

PREC14A filing made on April 1, 2016

General

1.	Please revise the cover page of the proxy statement and form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, the Company has revised the cover page of the Proxy Statement and form of proxy card to clearly identify them as being preliminary.

2.	Please ensure that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders appears on the first page of the proxy. Please refer to Item 1(b) of Schedule 14A and Rule 14a-6(d) of Regulation 14A.

The Company respectfully advises the Staff that the last sentence of the second paragraph on page 1 of the Proxy Statement provides the approximate date on which the Proxy Statement and form of proxy are intended to first be sent or given to security holders. The Company has revised page 1 to make this sentence a standalone paragraph and bolded the text to ensure prominence.

U.S. Securities and Exchange Commission

April 13, 2016

Background of the Stockholder Nominations, page 4

3.	We note the disclosure stating that your Nominating and Governance Committee and Board of Directors determined not to include any of VCM’s nominees to the Board of Directors at the Annual Meeting “due to the lack of experience, industry knowledge, seniority and pedigree of these individuals to serve on our Board of Directors.” Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the cited assertion and characterize it and all similar statements as beliefs.

In response to the Staff’s comment, the Company has revised page 4 of the Proxy Statement. Additionally, the Company respectfully advises the Staff that the Company’s Nominating and Governance Committee and Board of Directors considered the biographical information provided by VCM Group, LLC (“VCM”) with respect to each of VCM’s nominees. Such biographical information of the VCM nominees reflected no experience with life science companies and limited experience on public company boards of directors. The Company is a clinical-stage oncology company, and its Nominating and Governance Committee and Board of Directors therefore seek director candidates with experience in developing clinical-stage assets and serving on the board of directors of public life science companies. VCM provided no indication that any of their nominees had any formal education or training in biotechnology, and none of their nominees appeared to have any professional experience or training from working at a development stage biopharmaceutical company. The experience of the VCM director nominees consisted primarily of roles at technology companies and investment funds, which the Company’s Nominating and Governance Committee and Board of Directors believe are not relevant to the Company’s business, and would result in significant deficiencies in experience, especially as compared to the Company’s current directors. Additionally, VCM appeared to the Company’s Nominating and Governance Committee and Board of Directors to have purchased a nominal number of shares of the Company’s common stock (less than 0.0008%) solely to propose director nominees, and had no prior contact with the Company or its Board of Directors, nor had it showed any interest in advising the Company with respect to the development of its product candidates.

4.	Please revise to indicate whether VCM was entitled to make nominations at the Company’s 2016 annual meeting. If so, please revise to provide the legal basis for excluding VCM’s shareholder nominees from the annual meeting. For example, to the extent that Oncogenex determined that VCM’s submission failed to comply with the bylaw provisions for stockholder nomination of directors as described on page 10 or other requirements under state law, please revise the proxy statement to so state and describe the specific deficiencies in VCM’s submission.

The Company advises the Staff that VCM, as a stockholder of the Company, is entitled to nominate directors at the Company’s 2016 annual meeting pursuant to Section 2.12 of the Company’s Bylaws. VCM is not, however, entitled under the Company’s bylaws to include its nominees in the Company’s Proxy Statement or require the Company’s Board of Directors to nominate its nominees for election to the Board of Directors. The Company respectfully advises the Staff that it did not intend to exclude VCM’s nominees from the annual meeting, but instead decided not to nominate VCM’s director nominees itself for the reasons described in the Company’s response to Comment 3. VCM may nominate its nominees for election to the Board of Directors by soliciting proxies in accordance with the rules and regulations of the Securities and Exchange Commission. The Company has revised page 4 of the Proxy Statement to clarify its intention.

U.S. Securities and Exchange Commission

April 13, 2016

Expenses, page 4

5.	Please revise to include the disclosures required by Items 4(b) and 5(b) of Schedule 14A.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the solicitation by its Board of Directors is subject to Rule 14a-12(c) of Regulation 14A, and therefore it has provided the disclosure required by Items 4(a) and 5(a) of Schedule 14A as opposed to Items 4(b) and 5(b) of Schedule 14A. In accordance with Rule 14a-12(c) of Regulation 14A, only “solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders” (emphasis added) are subject to 14a-12(c) of Regulation 14A. To the Company’s knowledge, VCM has not engaged in a “solicitation” as defined under Rule 14a-1(l) of Regulation 14A, and therefore, the Company’s solicitation is not for the purpose of opposing a solicitation by another person or group of persons. Should VCM engage in a “solicitation” as defined under Rule 14a-1(l) of Regulation 14A, the Company would file a revised Proxy Statement containing the information required by Items 4(b) and 5(b) of Schedule 14A.

Proposal 1 – Election of Directors, page 11

6.	We note the disclosure that if a nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who is designated by the present Board of Directors to fill the vacancy. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A. Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to the Staff’s comment, the Company has revised page 12 of the Proxy Statement to conform the language to Rule 14a-4(c)(5) of Regulation 14A. The Company also confirms to the Staff that should it lawfully identify or nominate substitute nominees before the annual meeting, it will file an amended proxy statement that (i) identifies the substitute nominees, (ii) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

* * *

In addition, in response to the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

April 13, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

/s/ James D. Evans

James D. Evans

cc:	OncoGenex Pharmaceuticals, Inc.

Scott Cormack, Chief Executive Officer

John Bencich, Chief Financial Officer

Fenwick & West LLP

Alan Smith

Amanda Rose